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                              January 30, 2024

       Sudhir Panikassery
       Chief Executive Officer
       Aeries Technology, Inc.
       60 Paya Lebar Road, #08-13
       Paya Lebar Square
       Singapore 409051

                                                        Re: Aeries Technology,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 17,
2024
                                                            File No. 333-276173

       Dear Sudhir Panikassery:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 4, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 17, 2024

       Cover Page

   1. In your revised disclosure responsive to prior comment 3 here and on page 33, you state that the Class A
ordinary shares being offered for resale pursuant to this prospectus
                                                        "represent
approximately 425.2% of the Class A ordinary shares outstanding as of January
                                                        11, 2024," while on
page 67, you state that this percentage refers to "our public float."
                                                        Please revise for
consistency.
   2. We note your response to prior comment 10 and added disclosure on page 33 of potential profit that certain
selling securityholders will earn based on the current trading price.
                                                        Please revise to
provide this disclosure on the prospectus cover page as well. Additionally,
 Sudhir Panikassery
Aeries Technology, Inc.
January 30, 2024
Page 2
      please clarify the potential return associated with the 3,711,667 Class A ordinary shares issued pursuant to certain subscription agreements and subject to the forward purchase arrangement discussed on page 46.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 44

3. We note your response to prior comment 8 and added disclosure regarding the Forward
      Purchase Agreements on page 46. Please further elaborate on the mechanics of the
      Forward Purchase Agreements, their impact to your financial condition, and how they operate in conjunction with the related Subscription Agreements. Clarify how the purchase price of the shares subject to the Forward Purchase Agreements has been or will be paid to the company, whether such payment is subject to return to the FPA holders pursuant to the Forward Purchase Agreements, and what will happen to the unsold shares held by the FPA holders at the end of the one-year term of the Forward Purchase
      Agreements. For example, please explain how payment to the company under the
      Subscription Agreements works in relation to the "prepayment" provisions of the Forward
      Purchase Agreements.
Aeries' Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 67

4. We note your response to prior comment 6 and reissue in part. In light of the significant number of redemptions, consideration paid pursuant to Non-Redemption Agreements and
      other uses of funds held in the SPAC   s trust account, and the
unlikelihood that the
      company will receive significant proceeds from exercises of the warrants, expand your
      discussion of capital resources to address any changes in the company   s
liquidity position
      since the business combination. If there has been no material change in your liquidity position since the closing of the business combination in November 2023, please revise to state as much.
       Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameSudhir Panikassery
                                                            Division of
Corporation Finance
Comapany NameAeries Technology, Inc.
                                                            Office of Trade &
Services
January 30, 2024 Page 2
cc:       Lance Hancock
FirstName LastName